CERTIFICATE

TO:	THE ONTARIO SECURITIES COMMISSION
RE:
MANAGEMENT INFORMATION CIRCULAR (the “Circular”) IN CONNECTION WITH THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF CONCORDIA INTERNATIONAL CORP. (the “Corporation”) SCHEDULED TO BE HELD ON JUNE 9, 2017

The undersigned, Jordan Kupinsky, Non-Executive Chairman of the Corporation, does hereby certify, for and on behalf of the Corporation, and not in his personal capacity and without personal liability, intending the same may be relied upon by you without further inquiry, that a copy of the Circular is being sent to each director, each shareholder entitled to notice of the meeting to which the Circular relates and the auditor of the Corporation.

DATED at Toronto, this 18th day of May, 2017.

CONCORDIA INTERNATIONAL CORP.

<Signed> Jordan Kupinsky
Name: Jordan Kupinsky
Title: Non-Executive Chairman